

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 6, 2007

Mr.Stephen Chazen
Chief Financial Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.,
Los Angeles, CA 90024

> **Re:** **Occidental Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **Response Letter Dated July 25, 2007**
> **File No. 1-09210**

Dear Mr. Chazen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief